UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.     5    )*

RAINING DATA CORPORATION
(f/k/a Omnis Technology Corporation)
(Name of Issuer)

Common Stock, $.10 par value
(Title of Class of Securities)

096434105
(CUSIP Number)

Mark D. Whatley
Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
A Professional Corporation
Three Embarcadero Center, Suite 700
San Francisco, CA  94111
(415) 434-1600
Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2000
(Date of Event which Requires
Filing of this Statement)
	If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 096434105	SCHEDULE 13D	Page 2 of 9

1	Name of Reporting Person
	ASTORIA CAPITAL PARTNERS, L.P.

	IRS Identification No. of Above Person
	94-3160631

2	Check the Appropriate Box if a Member of a Group
	(a)	[]
	(b)	[]

3	SEC USE ONLY

4	Source of Funds
	WC, OO

5	Check Box if Disclosure of Legal Proceedings is Required
	Pursuant to Items 2(d) or 2(e)  []

6	Citizenship or Place of Organization
	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	Sole Voting Power
	-9,393,974-

8	Shared Voting Power
	-0-

9	Sole Dispositive Power
	-9,393,974-

10Shared Dispositive Power
	-0-

11	Aggregate Amount Beneficially Owned by Reporting Person
	-9,393,974-
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain
	Shares []

13	Percent of Class Represented by Amount in Row 11
	52.7%
14	Type of Reporting Person
	PN

CUSIP No. 096434105	SCHEDULE 13D	Page 3 of 9

1	Names of Reporting Persons
	ASTORIA CAPITAL MANAGEMENT, INC.

	IRS Identification Nos. of Above Persons
	94-3143169

2	Check the Appropriate Box if a Member of a Group
	(a)	[]
	(b)	[]

3	SEC USE ONLY

4	Source of Funds
	WC, OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant
	to Items 2(d) or 2(e)  []

6	Citizenship or Place of Organization
	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	Sole Voting Power
	-9,456,074-

8	Shared Voting Power
	-0-

9	Sole Dispositive Power
	-9,456,074-

10	Shared Dispositive Power
	-0-

11	Aggregate Amount Beneficially Owned by Reporting Person
	-9,456,074-

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain
	Shares []

13	Percent of Class Represented by Amount in Row 11
	53.0%

14	Type of Reporting Person
	CO, IA

CUSIP No. 096434105	SCHEDULE 13D	Page 4 of 9

1	Names of Reporting Persons
	RICHARD W. KOE

	IRS Identification Nos. of Above Persons


2	Check the Appropriate Box if a Member of a Group
	 (a)	[]
	 (b)	[]

3	SEC USE ONLY

4	Source of Funds
	WC, OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant
	to Items 2(d) or 2(e) []

6	Citizenship or Place of Organization
	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	Sole Voting Power
	-9,456,074

8	Shared Voting Power
	-0-

9	Sole Dispositive Power
	-9,456,074-

10	Shared Dispositive Power
	-0-

11	Aggregate Amount Beneficially Owned by Reporting Person
	-9,456,074-

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain
	Shares []

13	Percent of Class Represented by Amount in Row 11
	53.0%

14	Type of Reporting Person
	IN, HC

CUSIP No. 096434105	SCHEDULE 13D	Page 5 of 9

Item 1.	Security and Issuer
This Schedule 13D ("Schedule") relates to shares of common stock, with par value $.10 (the "Common Stock"), of Raining Data
Corporation, f/k/a Omnis Technology Corporation, (the "Issuer").
The principal executive office of the Issuer is 981 Industrial Way, Bldg. B, San Carlos, CA 94070-4117.

Item 2.	Identity and Background
This Schedule is filed on behalf of Astoria Capital Partners, L.P. ("Astoria "), Astoria Capital Management, Inc. ("ACM") and Richard
W. Koe each of whose principal business office address is 6600 SW
92nd Avenue, Suite 370, Portland, OR 97223.

Astoria is an investment limited partnership, whose general partners are ACM and Richard W. Koe. ACM is an investment advisor registered as such with the SEC. Richard W. Koe is ACM's president and sole shareholder.

None of Astoria, ACM or Richard W. Koe has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Astoria, ACM or Richard W. Koe has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Astoria is a California limited partnership, ACM is a California corporation and Richard W. Koe is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
Astoria acquired 633,522 shares of Common Stock in exchange for stock of PickAx, Inc. pursuant to a merger of PickAx, Inc. into a subsidiary of the Issuer (the "Merger"). The closing of the Merger occurred on November 30, 2000 and the Merger became effective on December 1, 2000 upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware. Up to 70,391 additional shares of Common Stock may be received pursuant to the terms of the Merger if certain performance targets relating to Issuer's business are achieved in the twelve month period following the effective date of the Merger.

In connection with the Merger, Astoria received a warrant to purchase 1,086,496 shares of Common Stock at an exercise price of $2.46 per share in exchange for warrants to purchase common stock of PickAx, Inc. The warrant is exercisable at any time and expires on March 16, 2005. The warrant may be exercisable for up to 120,722 additional shares of Common Stock if certain performance targets relating to Issuer's business are achieved in the twelve month period following the effective date of the Merger.

Also on November 30, 2000, Astoria acquired a warrant to purchase 500,000 shares of Common Stock at an exercise price of $7.00 per share. The warrant was granted in connection with the exchange at the time of the closing of the Merger of a $17,300,000 PickAx, Inc. convertible promissory note (plus accrued interest) for a non-convertible promissory note from the Issuer in the principal amount of $18,525,416.67.

At the closing of the Merger on November 30, 2000, Astoria also acquired 645,467 shares of Common Stock through the exercise of a warrant which permitted Astoria to convert a promissory note from the Issuer in the principal amount of $3,000,000 into Common Stock in the event of a qualifying offering

CUSIP No. 096434105	SCHEDULE 13D	Page 6 of 9

of securities by the Issuer. The total consideration for the 645,467 shares was the forgiveness of $3,000,000 principal indebtedness plus $227,333.33 in accrued interest, for a per share conversion price of $5.00.

On December 4, 2000, Astoria purchased 1,975,245 shares of Common Stock from the Issuer pursuant to Common Stock Purchase Agreements for an aggregate purchase price of $8,147,886 or $4.125 per share. The purchase price was satisfied by the payment of $4,000,000 in cash from the working capital of Astoria and the forgiveness and cancellation of a PickAx, Inc. note held by Astoria in the principal amount of $4,000,000 plus $147,886 of interest accrued on the note.

Item 4.	Purpose of Transaction.
The acquisitions of Common Stock and warrants to purchase Common
Stock were made for investment purposes.   Depending upon market
conditions and other factors, the reporting persons may acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer beneficially owned by them. None of the reporting persons currently has any plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the
Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger,
reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities to the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

(i)	Any action similar to those enumerated above.

However, the reporting persons may from time to time consult with the management of the Issuer to discuss issues relating to shareholder value.

Item 5.		Interest in Securities of the Issuer
(a)	Astoria beneficially owns 7,307,378 shares of Common Stock and
300,000 Shares of Series A Convertible Preferred Stock which are convertible at the option of the holder into 500,100 shares of Common Stock. Astoria also holds warrants giving it the right to acquire 1,586,496 shares of Common Stock . Assuming the conversion of the Preferred Stock and the exercise of the warrants, the percentage of Common Stock beneficially owned by Astoria is 52.7%.

CUSIP No. 096434105	SCHEDULE 13D	Page 7 of 9

	In addition to the securities beneficially owned through Astoria, ACM and Richard W. Koe beneficially own 62,100 shares of Common Stock through an investment fund managed by ACM. The percentage of Common Stock beneficially owned by each of ACM and Richard W. Koe is 53.0%.

(b)	Reference is made hereby to Items 7 to 10 of pages 2, 3 and 4 of this Schedule, which Items are incorporated herein by reference.

(c)	The following purchases of Common Stock were made by the
reporting persons during the past 60 days prior to December 4, 2000, and are the only transactions in Common Stock by the reporting persons during that period:

Date		Name		Name and number of 	Price per
				securities acquired	Share

11/30/00	Astoria	633,522 shares of		N/A
(1)				Common Stock

11/30/00	Astoria	645,467 shares of 	%5.00
				Common Stock

11/30/00	Astoria	Warrant to purchase	N/A
(1)				1,086,496 shares of
				Common Stock

11/30/00	Astoria	Warrant to purchase 	N/A
				500,000 shares of
				Common Stock

12/04/00	Astoria	1,975,245 shares of 	$4.125
				Common Stock

	(1) The 633,522 shares of Common Stock and warrant to purchase 1,086,496 shares of Common Stock were received in connection with the Merger. The closing of the Merger occurred on November 30, 2000 and the Merger became effective on December 1, 2000 upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware.

(d)	The amount of Common Stock reported in this Schedule as
beneficially owned by ACM and Richard W. Koe includes 62,100 shares owned by an investment fund (other than Astoria) managed by ACM. This investment fund has the right to receive dividends paid on such Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to  Securities of the Issuer
	None.

CUSIP No. 096434105	SCHEDULE 13D	Page 8 of 9

Item 7.	Material to be Filed as Exhibits
	Exhibit A - Agreement Regarding Joint Filing of Statement on
Schedule 13D or 13G.

Signatures

	After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED December 18, 2000.

ASTORIA CAPITAL PARTNERS, L.P.
By its general partner ACM

/s/ Richard W. Koe
By: Richard W. Koe
Its: President of General Partner


ASTORIA CAPITAL MANAGEMENT, INC.

/s/ Richard W. Koe
By: Richard W. Koe
Its: President


RICHARD W. KOE

/s/ Richard W. Koe

CUSIP No. 096434105	SCHEDULE 13D	Page 9 of 9

Exhibit A

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

	The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Raining Data Corporation, f/k/a Omnis Technology Corporation. For that purpose, the undersigned hereby constitute and appoint Richard W. Koe as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  December 18, 2000
ASTORIA CAPITAL PARTNERS, L.P.
By its general partner ACM

/s/ Richard W. Koe
By: Richard W. Koe
Its: President of General Partner

ASTORIA CAPITAL MANAGEMENT, INC.

/s/ Richard W. Koe
By: Richard W. Koe
Its: President

RICHARD W. KOE

/s/ Richard W. Koe